FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2003
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant’s name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

GOLD FIELDS ACQUIRES CERRO CORONA PROJECT IN PERU
Signatures

M E D I A R E L E A S E

GOLD FIELDS ACQUIRES CERRO CORONA
PROJECT IN PERU

Johannesburg, 19 December 2003: Gold Fields Ltd. (JSE, NYSE: GFI), through its subsidiary, Gold Fields Corona BVI., has signed a definitive Share Purchase Agreement to acquire 92 per cent of the voting shares of Sociedad Minera La Cima S.A. from various members of the Gubbins family. Sociedad Minera La Cima owns the Cerro Corona Project and other mineral properties in Cajamarca, Peru. Closing of the agreement is conditional upon the completion of the acquisition of required surface rights, approval of the EIS and the issue of construction permits.

Based upon a Definitive Feasibility Study completed by GRD Minproc with an amendment completed in August 2003, it is believed that the project has the capacity to produce 147,000 ounces of gold and 65 million pounds of copper per year (280,000 ounces of gold-equivalent), with total operating costs of $212 per ounce of gold equivalent or $0.48 per pound of copper equivalent (using a gold price of $360/oz and a copper price of 80c/lb).

The deposit, which lies within a well endowed trend just to the north of the Yanacocha mine in the Cajamarca district of northern Peru, is well studied and has robust economics. Previous feasibility studies of the deposit exploited a larger resource base indicating potential for expansion over the most recent

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir +27 11 644-2460
Fax +27 11 484-0639

www.goldfields.co.za

Enquires

South Africa

Neriina Bodasing

Tel +27 11 644-2630
Fax +27 11 484-0639

North America

Cheryl A Martin
Tel +303 796-8683
Fax +303 796-8293

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill† (Chief Executive Officer), N J Holland† (Financial Director), G J Gerwel, J M McMahon†, G R Parker‡, R Pennant-Rea†, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson *Canadian, †British, ‡American Company Secretary: C Farrell

Definitive Feasibility Study. The remainder of the belt and the district has seen relatively little modern exploration and, thus, is quite prospective.

The Cerro Corona deposit is a gold-copper porphyry with reserves, based on the Definitive Feasibility Study, as presented in the table below.

CERRO CORONA ORE RESERVES

				Contained Metal

Classification	Ore (1) (2)	Cu	Au	Cu	Au
	(Mt)	(%)	(g/t)	(kt)	(koz)

Proved	50.7	0.60	1.11	306	1809
Probable	14.5	0.62	1.24	91	579
Total	65.2	0.61	1.14	397	2388

Note:

(1)	Ore cut-off based on individual block revenue after processing and administration costs of at least $1.75/t.

(2)	Block revenue based on Cu selling price of $0.90/lb and Au selling price of $275/oz.

Ian Cockerill, President and CEO of Gold Fields Ltd., commented, “This transaction is in line with our strategy of diversifying our geographical, technical and political risk by acquiring and developing long-life, world class assets in all of the major gold provinces of the world. This acquisition will give us our first operational exposure in South America, a base from which we intend to grow in the region. ”

Gold Fields is the world’s largest unhedged gold company, with annual attributable gold production of 4.33 million ounces and attributable Mineral Resources of 196 million ounces and Mineral Reserves of 84 million ounces. It has operations in South Africa, Australia and Ghana (West Africa) and gold and platinum group metals exploration projects throughout the world. The company’s primary listing is on the Johannesburg Securities Exchange in South Africa (GFI) with secondary listings on the London, Euronext, Paris, Brussels, and Swiss exchanges. The company’s American Depositary shares are listed on the New York Stock Exchange, also under the symbol GFI.

- End-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 23 December 2003

By:

	Name: Title:	Mr W J Jacobsz Senior Vice President: Investor Relations and Corporate Affairs